ACKNOWLEDGMENT

In connection with responding to the comments of the staff of the Securities and Exchange Commission (“SEC”) relating to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by Biglari Holdings Inc. on July 6, 2010, the undersigned acknowledges the following:

•	the undersigned is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

•	the undersigned may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated:  July 15, 2010

BIGLARI HOLDINGS INC.

By:	/s/ Duane E. Geiger
	Name:	Duane E. Geiger
	Title:	Interim Chief Financial Officer